yu

SEC 18008757

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Continental Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max Kamp (800) 525-0181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd. #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Investors Services, Inc., as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE E SORENSEN
NOTARY PUBLIC
COMMISSION EXPIRES APRIL 8, 2020
STATE OF WASHINGTON

Signature

President

Title

Katherine E Sorensen

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplemental Information:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Report of Independent Registered Public Accounting Firm	14
Continental Investors Services, Inc. Exemption Report	15
Report of Independent Registered Public Accounting Firm's on Applying Agreed-Upon Procedures	16 -17
General Assessment Reconciliation	18 -19

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Continental Investors Services, Inc.
Longview, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. (CIS) as of June 30, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services as of June 30, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CIS management. Our responsibility is to express an opinion on CIS' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIS in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. CIS is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of CIS' internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation financial statement. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended June 30, 2018 was Mary Ann Cropper.

Supplemental Information

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of CIS' management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served as CIS' auditor since 2012.

Walnut Creek, California
August 24, 2018

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2018

ASSETS

Cash available for general operations	$	115,250
Restricted cash		551,051
Receivable from broker-dealer and clearing organizations		1,412,626
Securities owned		3,895,591
Fees receivable		8,357
Refundable income taxes		18,130
Other receivables, net of allowance for doubtful accounts of $19,		19,730
Deferred tax asset		27,775
Prepaid expenses		34,689
Furniture and equipment, net of accumulated depreciation of $87		3,602
TOTAL ASSETS	$	6,086,801

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	20,800
Payable to broker-dealers and clearing organizations		4,294,119
Total liabilities		4,314,919
STOCKHOLDERS' EQUITY:		
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 22,091		791,329
Treasury stock, 59,605 shares, at cost		(3,251,911)
Retained earnings		4,232,464
Total stockholders' equity		1,771,882
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,086,801

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Income
Year Ended June 30, 2018

REVENUES AND GAINS:	
Security commissions	$2,250,107
Mutual fund and 12b-1 fees	266,145
Gains on firm securities trading	95,579
Interest	172,512
Other	18,388
Total revenues and gains	2,802,731
EXPENSES:	
Commissions and related	1,694,880
Employee compensation and benefits	480,791
Clearance paid to other brokers	180,139
Communications and data processing	98,866
Professional fees	41,503
Occupancy and office supplies	82,098
Interest	45,184
Other	88,422
Total expenses	2,711,883
INCOME BEFORE INCOME TAXES	90,848
INCOME TAX PROVISION:	
Current federal income tax expense	(4,739)
Deferred federal income tax benefit (expense)	32,514
Total income tax provision	27,775
NET INCOME	$ 118,623

See independent auditors' report and notes to these financial staements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2018

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCES AT JUNE 30, 2017	72,726	$ 791,329	59,605	$ 3,251,911	$ 4,113,841	$ 1,653,259
Net income	-	-	-	-	118,623	118,623
BALANCES AT JUNE 30, 2018	72,726	$ 791,329	59,605	$ 3,251,911	$ 4,232,464	$ 1,771,882

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 118,623
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	1,310
Net unrealized losses on securities owned	123,681
Change in deferred tax asset	(27,775)
(Increase) decrease in operating accounts:	
Fees receivable	27,106
Other receivables	64,757
Securities owned	(2,003,280)
Prepaid expenses	(36,453)
Accounts payable and accrued expenses	(20,211)
Payable to broker-dealers and clearing organizations	2,316,785
Net cash provided by operating activities	564,544
NET CHANGE IN CASH	564,544
CASH, BEGINNING OF YEAR	101,757
CASH, END OF YEAR	$ 666,301

SUPPLEMENTAL CASH FLOW INFORMATION:	
Income tax paid	$ -
Interest paid	$ 45,184
RECONCILIATION OF CASH:	
Cash available for general operations	$ 115,250
Restricted cash	551,051
Total cash	$ 666,301

See independent auditors' report and notes to these financial statements.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services in principally debt-related securities both as agent and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Restricted Cash
Restricted cash represents cash not available for general operations. A corresponding liability of $551,051 is also included with Payable to Broker-Dealers in the accompanying financial statements.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. Management believes all receivables to be collectible as of the date of this report.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2018 was $1,060.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware replacement parts or computer software upgrades, are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	5 years
Website development costs	5 years

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2018, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events
Management has evaluated events through August 24, 2018, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2018:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Corporate and other debt	$ -	$ 669,265	$ -	$ 669,265
Municipal bonds	29,925	3,103,204		3,133,129
Equities	93,197	-	-	93,197
TOTALS	$ 123,122	$ 3,772,469	$ -	$ 3,895,591

3. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization at June 30, 2018 consist of the following:

	Receivable	*Payable*
Deposits for securities borrowed/loaned	$ 1,208,829	$ -
Payable to clearing broker		3,743,068
Receivable from clearing broker	29,304	-
Commissions receivable/payable	-	2,284
TOTALS	$ 1,238,133	$ 3,745,352

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, The Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 6.09% at June 30, 2018.

4. INCOME TAXES

A reconciliation of the Company's book income, taxable income, and related federal income tax expense is shown in the following table for the year ended June 30, 2018:

	Income tax payable	Current income tax expense	Deferred income tax asset	NOL Carryforward Available
Deferred tax benefit before application of NOL carryforwards			$ 32,514	$ 163,855
Income before Federal Income Taxes	$ 90,847			
Tax effect of permanent differences:				
50% of meals and entertainment	2,276			
Tax-exempt income, net of related non-deductible interest expense	(58,429)			
Tax effect of temporary differences:				
Depreciation	1,310			
Taxable income	36,004			
Less: Special deduction from dividends received	(4,409)			
Current income subject to taxation or current year effect	31,595	$ 4,739	(4,739)	(31,595)
Totals	$ -	$ 4,739	$ 27,775	$ 132,260

All available NOL carry forwards expire twenty years after the operating loss was incurred (2036).

The Company's tax returns are subject to examination of federal tax jurisdications. There are no examinations currently in process. The Company is no longer subject to income tax audits for years before 2012.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of $1,409,130, which was $1,159,130 in excess of its required net capital of $250,000.

6. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2018 was $19,660 which is included in employee compensation and benefits in the accompanying statement of income.

7. RELATED PARTY TRANSACTIONS

During the current fiscal year, all shareholders of CIS as of June 30, 2018, with one exception, were paid employees and/or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, officer, and shareholder received a salary of $110,400 for managerial responsibilities.

The Company leases an office building on a month-to-month basis from a related company owned by an officer and key employee of CIS. In addition, CIS was a common paymaster for such related company. The amount of $2,106 was payable to this related company at June 30, 2018 and no amounts were receivable.

The following describes the transactions between this related company and CIS:

Nature of Transaction	Amount
Reimbursements from CIS to related company:	
Rent	$ 29,400
Utilities	4,739
Reimbursements from related company to CIS:	
Payroll and related costs	$ 42,891
Telephone	324
Travel related costs	4,627

CONTINENTAL INVESTORS SERVICES, INC.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2018

Stockholders' equity		$ 1,771,882	
Liabilities subordinated to claims of general creditors		-	
		1,771,882	
Non-allowable assets and charges against net capital:			
Petty cash		190	
Prepaid expenses		34,499	
Refundable income taxes		18,130	
Deferred tax asset		27,775	
Receivable from non-customers		19,730	
Furniture and equipment		3,602	
		103,926	
Haircut on firm trading inventory and undue concentrations		258,826	
		362,752	
Net capital, as defined		1,409,130	(A)
Minimum requirement of net capital ($250,000 or 6-2/3% of aggregate indebtedness)		250,000	
Excess of net capital over requirement		$ 1,159,130	
Aggregate indebtedness:			
Total liabilities	$ 4,314,919		
Less: Subordinated capital	-		
Due to clearing broker-secured by firm trading securities and cash	(4,294,119)		
		$ 20,800	(B)
Percentage of aggregate indebtedness to net capital (B/A)		1.48%	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Amounts submitted by Company	$1,382,332	$ 46,306	3.35%
Audit Adjustments:			
Fees receivable	8,357	-	
Accounts payable	26,117	(26,117)	
Vacation accrual	(711)	711	
Loans payable for security positions	100	(100)	
Due to/from broker-dealer	(7,065)	-	
Audited amounts (above)	$1,409,130	$ 20,800	1.48%

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Continental Investors Services, Inc.
Longview, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Continental Investors Services, Inc. (CIS) claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) CIS stated that CIS met the identified exemption provisions throughout the most recent fiscal year without exception. CIS' management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIS' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2018

Continental Investors Services Inc. Exemption Report

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k): 2(ii).

Continental Investors Services, Inc.:

I, Max Kamp, swear that, to my best knowledge and belief, this exemption report is true and correct.

By: ____________________

Title: President

August 24, 2018

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Continental Investors Services, Inc.
Longview, WA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CIS and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Continental Investors Services, Inc. for the year ended June 30, 2018, solely to assist you and SIPC in evaluating CIS' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CIS management is responsible for CIS' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
August 24, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **6/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44523 FINRA JUN
CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW, WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Max Kamp
360-423-5110

2. A. General Assessment (item 2e from page 2) $ 3,114.-

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,564.-)

1-23-2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,550.-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $1,550.-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Continental Investors Services,Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15th day of August, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2017
and ending 6/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,802,730
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,802,730
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	501,469
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	180,139
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	681,608
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 45,184	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	45,184
Total deductions	726,792
2d. SIPC Net Operating Revenues	$ 2,075,938
2e. General Assessment @ .0015	$ 3,114.- (to page 1, line 2.A.)

SEC
Mail Processing
Section

SEP 10 2018

Washington DC
413

CONTINENTAL INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2018